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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2)*

                             Network Commerce, Inc.
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    82508R105
        -----------------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 2001
        -----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Network Commerce, Inc.                             CUSIP NO.: 82508R105

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners (23A SBIC), LLC (as successor in interest of Chase Manhattan Capital, L.L.C.)

          13-3986302

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)

--------------------------------------------------------------------------------
     3.   SEC Use Only

--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization Delaware

--------------------------------------------------------------------------------
                         5.   Sole Voting Power
                                2,655,556 (includes Warrants for 555,556 Shares)
  Number of Shares     ---------------------------------------------------------
  Beneficially Owned     6.   Shared Voting Power
  by Each Reporting    ---------------------------------------------------------
  Person With:           7.   Sole Dispositive Power
                                2,655,556 (includes Warrants for 555,556 Shares)
                       ---------------------------------------------------------
                         8.   Shared Dispositive Power
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          2,655,556 (includes Warrants for 555,556 Shares)

--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)    4.2%

--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
                                      LLC
--------------------------------------------------------------------------------

                               Page 2 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Network Commerce, Inc.                             CUSIP NO.: 82508R105


PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect a typographical error in the name of the Reporting Person and the amount beneficially owned by the Reporting Person as well as a sale of the Issuer's securities by the Reporting Person which as a result of such sale, the Reporting Person no longer owns five percent or more of any of the Issuer's voting securities.


ITEM 1.

               (a)  NAME OF ISSUER:

                    Network Commerce, Inc.

               (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    411 First Avenue South
                    Suite 200 North
                    Seattle, WA  98101

ITEM 2.

               (a)  NAME OF PERSON FILING:

                    J.P. Morgan Partners (23A SBIC), LLC

                    Supplemental information relating to the ownership and control of the person filing this statement is included in
                    Exhibit 2(a) attached hereto.

               (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    1221 Avenue of the Americas
                    New York, New York  10020

               (c)  CITIZENSHIP:

                    Delaware

               (d)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

                    Common Stock

               (e)  CUSIP NUMBER:

                    82508R105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

ITEM 4.  OWNERSHIP

               (a)  AMOUNT BENEFICIALLY OWNED:

                    2,655,556

                               Page 3 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Network Commerce, Inc.                             CUSIP NO.: 82508R105


               (b)  PERCENT OF CLASS:

                    4.2% (as of December 31, 2000)

               (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)      2,655,556
               (ii)     Not applicable.
               (iii)    2,655,556
               (iv)     Not applicable.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the benficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10.  CERTIFICATION

               Not applicable

                               Page 4 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Network Commerce, Inc.                             CUSIP NO.: 82508R105


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 17, 2001

                              J.P. MORGAN PARTNERS (23A SBIC), LLC

                              By: J.P. Morgan Partners (23A SBIC Manager), Inc.,
                                  its Managing Member

                              By:  /s/  Jeffrey C. Walker
                                  ---------------------------------------------
                                  Name:  Jeffrey C. Walker
                                  Title: President

                               Page 5 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Network Commerce, Inc.                             CUSIP NO.: 82508R105


                                  EXHIBIT 2(a)


Item 2.   Identity and Background.

          This statement is being filed by J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, LLC and as successor in interest of Chase Manhattan Capital, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The managing member of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc., (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (23A Manager).

          JPMP (23A Manager) is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.

          Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

                               Page 6 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Network Commerce, Inc.                             CUSIP NO.: 82508R105


                                                                      SCHEDULE A

                  J.P. MORGAN PARTNERS (SBIC 23A MANAGER), INC.

                             EXECUTIVE OFFICERS(1)

President                                    Jeffrey C. Walker*
Executive Vice President                     Mitchell J. Blutt, M.D.*
Executive Vice President                     Arnold L. Chavkin*
Executive Vice President                     John M.B. O'Connor*
Managing Director                            John R. Baron*
Managing Director                            Christopher C. Behrens*
Managing Director                            David S. Britts*
Managing Director                            Rodney A. Ferguson*
Managing Director                            David Gilbert*
Managing Director                            Evan Graf*
Managing Director                            Eric A. Green*
Managing Director                            Michael R. Hannon*
Managing Director                            Donald J. Hofmann, Jr.*
Managing Director                            W. Brett Ingersoll*
Managing Director                            Alfredo Irigoin*
Managing Director                            Andrew Kahn*
Managing Director                            Jonathan R. Lynch*
Managing Director                            Jonathan Meggs*
Managing Director                            Thomas G. Mendell*
Managing Director                            Stephen P. Murray*
Managing Director                            Joao Neiva de Figueiredo, Ph.D.*
Managing Director                            Timothy Purcell*
Managing Director                            Thomas Quinn*
Managing Director                            Peter Reilly*
Managing Director                            Robert R. Ruggiero, Jr.*
Managing Director                            Susan L. Segal*
Managing Director                            Shahan D. Soghikian*
Managing Director                            Georg Stratenwerth*
Managing Director                            Lindsay Stuart*
Managing Director                            Patrick J. Sullivan*
Managing Director                            Kelly Shackelford*
Managing Director                            Charles R. Walker*
Managing Director                            Timothy J. Walsh*
Managing Director                            Richard D. Waters, Jr.*
Managing Director                            Damion E. Wicker, M.D.*
Managing Director                            Eric R. Wilkinson*
Senior Vice President                        Marcia Bateson*
Vice President and Treasurer                 Elisa R. Stein*
Secretary                                    Anthony J. Horan**
Assistant Secretary                          Robert C. Caroll**
Assistant Secretary                          Denise G. Connors**

----------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                               Page 7 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Network Commerce, Inc.                             CUSIP NO.: 82508R105


                                  DIRECTORS(1)

                               Jeffrey C. Walker*



----------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                               Page 8 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Network Commerce, Inc.                             CUSIP NO.: 82508R105


                                                                      SCHEDULE B


                            THE CHASE MANHATTAN BANK

                             EXECUTIVE OFFICERS(1)


Chairman of the Board                                   Douglas A. Warner, III*
President and Chief Executive Officer                   William B. Harrison Jr.*
Vice Chairman                                           Geoffrey T. Boisi*
Vice Chairman                                           David A. Coulter*
Managing Director                                       Ramon de Oliveira*
Director of Human Resources                             John J. Farrell*
Vice Chairman                                           Walter A. Gubert*
Managing Director                                       Thomas B. Ketchum*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Vice Chairman                                           Donald H. Layton*
Vice Chairman                                           James B. Lee Jr. *
General Counsel                                         William H. McDavid*
Vice Chairman                                           Marc J. Shapiro*
Managing Partner                                        Jeffrey C. Walker**

                                  DIRECTORS(1)

                                        PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                   BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                       Chairman of the Board
                                        Chief Executive Officer
                                        Deere & Company
                                        One John Deere Place
                                        Moline, IL 61265
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                  President and Chief Executive Officer
                                        The Hearst Corporation
                                        959 Eighth Avenue
                                        New York, New York  10019
--------------------------------------------------------------------------------
 M. Anthony Burns                       Chairman of the Board and
                                          Chief Executive Officer
                                        Ryder System, Inc.
                                        3600 N.W. 82nd Avenue
                                        Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller                     Co-Chairman
                                        BP Amoco p.l.c.
                                        1111 Warrenville Road, Suite 25
                                        Chicago, Illinois  60563
--------------------------------------------------------------------------------

----------

(1) Each of the persons named below is a citizen of the United States of America.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is Managing Partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.

                               Page 9 of 12 Pages

                                  SCHEDULE 13G


ISSUER:  Network Commerce, Inc.                             CUSIP NO.: 82508R105

                                        PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                   BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 William H. Gray, III                   President and Chief Executive Officer
                                        The College Fund/UNCF
                                        9860 Willow Oaks Corporate Drive
                                        P.O. Box 10444
                                        Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.               President and Chief Executive Officer
                                        The Chase Manhattan Corporation
                                        270 Park Avenue, 8th Floor
                                        New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                       Of Counsel
                                        Skadden, Arps, Slate, Meagher & Flom LLP
                                        919 Third Avenue - Room 29-72
                                        New York, New York  10022
--------------------------------------------------------------------------------
 John R. Stafford                       Chairman, President and
                                          Chief Executive Officer
                                        American Home Products Corporation
                                        5 Giralda Farms
                                        Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Douglas A. Warner III                  Chairman of the Board
                                        J.P. Morgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York  10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman                    Professor of Business Administration
                                          and Public Policy
                                        The University of Michigan
                                        School of Public Policy
                                        411 Lorch Hall, 611 Tappan Street
                                        Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------

                              Page 10 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Network Commerce, Inc.                             CUSIP NO.: 82508R105


                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                             EXECUTIVE OFFICERS(1)

Chairman of the Board                                  Douglas A. Warner, III*
President and Chief Executive Officer                  William B. Harrison Jr.*
Vice Chairman                                          Geoffrey T. Boisi*
Vice Chairman                                          David A. Coulter*
Managing Director                                      Ramon de Oliveira*
Director of Human Resources                            John J. Farrell*
Vice Chairman                                          Walter A. Gubert*
Managing Director                                      Thomas B. Ketchum*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Vice Chairman                                          Donald H. Layton*
Vice Chairman                                          James B. Lee Jr. *
General Counsel                                        William H. McDavid*
Vice Chairman                                          Marc J. Shapiro*
Managing Partner                                       Jeffrey C. Walker**


                                  DIRECTORS(1)

                                        PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                   BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                       Chairman of the Board
                                        Chief Executive Officer
                                        Deere & Company
                                        One John Deere Place
                                        Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                       Chairman and Chief Executive Officer
                                        Bechtel Group, Inc.
                                        P.O. Box 193965
                                        San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                  President and Chief Executive Officer
                                        The Hearst Corporation
                                        959 Eighth Avenue
                                        New York, New York  10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy                    Chairman of the Board
                                        Honeywell International
                                        P.O. Box 3000
                                        Morristown, NJ 07962-2245
--------------------------------------------------------------------------------

----------

(1)  Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.

                              Page 11 of 12 Pages

                                 SCHEDULE 13G


ISSUER:  Network Commerce, Inc.                             CUSIP NO.: 82508R105


                                        PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                   BUSINESS OR RESIDENCE ADDRESS
 ----                                   -----------------------------------
--------------------------------------------------------------------------------
 M. Anthony Burns                       Chairman of the Board and
                                          Chief Executive Officer
                                        Ryder System, Inc.
                                        3600 N.W. 82nd Avenue
                                        Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller                     Co-Chairman
                                        BP Amoco p.l.c.
                                        1111 Warrenville Road, Suite 25
                                        Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Furter                         President
                                        American Museum of Natural History
                                        Central Park West at 79th Street
                                        New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III                   President and Chief Executive Officer
                                        The College Fund/UNCF
                                        9860 Willow Oaks Corporate Drive
                                        P.O. Box 10444
                                        Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.               President and Chief Executive Officer
                                        The Chase Manhattan Corporation
                                        270 Park Avenue, 8th Floor
                                        New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                       Of Counsel
                                        Skadden, Arps, Slate, Meagher & Flom LLP
                                        919 Third Avenue - Room 29-72
                                        New York, New York  10022
--------------------------------------------------------------------------------
 Lee R. Raymond                         Chairman of the Board and
                                          Chief Executive Officer
                                        Exxon Mobil Corporation
                                        5959 Las Colinas Boulevard
                                        Irving,TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                       Chairman, President and
                                          Chief Executive Officer
                                        American Home Products Corporation
                                        5 Giralda Farms
                                        Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                          Former Chairman of Board and
                                          Chief Executive Officer of Maytag
                                        13338 Lakeshore Drive
                                        Clive, Iowa  50325
--------------------------------------------------------------------------------
 Douglas A. Warner III                  Chairman of the Board
                                        J.P. Morgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York 10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman                    Professor of Business Administration
                                          and Public Policy
                                        The University of Michigan
                                        School of Public Policy
                                        411 Lorch Hall, 611 Tappan Street
                                        Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------

                              Page 12 of 12 Pages